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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2002.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
(Address of principal executive offices)

November 27, 2002    3rd Quarter Report

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Repadre Capital Corporation—SEC File No. 0-12793
(Registrant)

Date: November 27, 2002	By:
/s/ Grant A. Edey

Grant A. Edey, Secretary

REPADRE CAPITAL CORPORATION
THIRD QUARTER REPORT 2002

MESSAGE TO SHAREHOLDERS

        Strong financial performance continued in the third quarter with net income almost tripling relative to the same period in 2001. While royalty revenue has increased modestly in keeping with the positive change in the gold price, the real boost has been the income from our working interests in the Tarkwa and Damang mines in Ghana. For the 3-month period ended September 2002, this income is up 70% relative to 2001 levels. Looking at the 9-month trend, the contribution from working interests is up almost 100%.

        Gold production at the Tarkwa/Damang complex aggregated 219,000 ounces for the third quarter compared to 150,000 ounces for the third quarter of 2001. The increase is attributable to the purchase of an interest in the Damang mine in January 2002.

        While operating and financial performance at Tarkwa and Damang have been strong, the real story is in what lies ahead. Feasibility work relating to the mill expansion at Tarkwa continues to progress with the final parameters expected by year-end or early in the first quarter of 2003. In addition, an aggressive exploration program on the Damang land position has identified seven targets to date, which we hope will add to the reserve base and possibly extend the mine lives of both Tarkwa and Damang.

        And finally the most important news item for this reporting period. On October 28, we announced that the respective Boards of Directors of Repadre and IAMGOLD Corporation had unanimously approved a business combination of the two companies. Under the terms of the transaction, Repadre shareholders would receive 1.6 shares of IAMGOLD for each Repadre share held. We are excited about the potential of this combination. The merger reflects a strong strategic fit and the resulting company will have all the key aspects of a solid mining company: dividends, cash, no debt, internal growth and complementary management. Due diligence is expected to be completed by the end of November and a detailed agreement will be entered into at that time. We look forward to providing details of the transaction in a proxy circular that should be mailed to you in mid-December. A shareholder vote will be scheduled to approve the transaction in mid-January. Given your approval of the transaction, I would look forward to continuing to serve your interests as the President and CEO of the combined company.

Joseph F. Conway
 President and Chief Executive Officer
November 11, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

        Net income for the third quarter of 2002 was $4.1 million or $0.11 per share. While net income increased by 34% from the second quarter of 2002, earnings per share increased at a lesser rate due to the increase in the average number of shares outstanding for the third quarter resulting from the issuance of 3,450,000 shares in June.

SUMMARIZED FINANCIAL RESULTS
(in $000's except per share amounts)

	2001				2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
	(Restated)
Income	2,357	2,217	3,055	2,706	3,982	4,073	5,852
Net Income	1,460	1,345	1,604	1,767	2,924	3,086	4,146
Net Income per share	0.05	0.05	0.06	0.06	0.09	0.09	0.11
Cash and bullion balance	3,314	3,032	3,534	1,760	3,691	44,440	46,374
Gold Price (US$/oz)	264	268	274	279	290	312	314

Income

        Royalty revenue in the third quarter of 2002 was $892,000. Royalty income was augmented by the recording of $350,000 of royalty revenue from Geomaque's Vueltas del Rio operation. The amount recorded was attributable to production from the start of operations in the spring of 2001 to June 30, 2002 and payment, net of withholding tax, has been received. This royalty revenue more than offsets the loss of the seasonal royalty revenue from the Golden Bear mine that was recorded in the second and third quarters of 2001. Operations at Golden Bear terminated in the fall of 2001 due to depletion of ore reserves.

        Investment income for the quarter was $1,455,000 due largely to unrealized foreign exchange gains resulting from a depreciating Canadian dollar. The Canadian dollar stood at US$0.66 at the start of the quarter and ended the quarter at US$0.63.

ROYALTY REVENUE AND INVESTMENT INCOME
(in $000's)

	2001				2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
	(Restated)
Royalty revenue	555	605	679	507	539	592	892
Investment income	330	(120)	317	50	778	(636)	1,455

        Income from the Company's interest in Gold Fields Ghana Limited ("GFGL") for the third quarter 2002 was $2.5 million compared to $2.1 million for the third quarter of 2001. The increase in income is primarily attributable to the increase in the price of gold. The cash balances held by GFGL were US$31.2 million at September 30, 2002 compared to US$16.6 at June 30, 2002.

GOLD FIELDS GHANA LIMITED
Summarized Results

	2001				2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
100% basis
Ore crushed (000t)	3,327	3,761	3,805	3,636	3,700	3,767	3,820
Yield (g/t)	1.38	1.25	1.33	1.29	1.26	1.18	1.15
Gold production (oz)	115	117	150	145	129	120	149
Cash cost (US$/oz)*	157	179	170	182	174	194	188
Repadre — 18.9% basis
Income from GFGL ($000's)	1,472	1,732	2,059	2,149	2,316	2,906	2,499

*
"Cash" costs conform to the definition recommended by the Gold Institute. "Cash" costs include costs from prior periods relating to the current period's production and exclude costs incurred in the current period that relate to future period's production.

        Income from the Company's interest in Abosso Goldfields Limited ("ABOSSO") for the third quarter of 2002 was $1.0 million. Gold production and cash costs for the third quarter were adversely affected as a result of the planned mining of lower grade ore. Production and costs should improve to more normal levels in successive quarters. Cash balances within Abosso were US$9.4 million at September 30, 2002 as compared to $12.7 million at June 30, 2002. Distributions of cash in excess of the needs of the operation commenced during the third quarter. In July, Repadre received a distribution of US$630,000 with a further US$840,000 received in early October.

ABOSSO GOLDFIELDS LIMITED
Summarized Results

	2002
	1st Qtr	2nd Qtr	3rd Qtr
100% basis
Ore milled (000t)	728	1,224	1,153
Grade (g/t)	2.41	2.46	2.07
Gold production (oz)	56	86	70
Cash cost (US$/oz)*	221	195	263
Repadre — 18.9% basis
Income from Abosso ($000's)	349	1,211	1,007

Expenses

        General and administrative expenses for the third quarter of 2002 were $593,000 compared to $558,000 in the third quarter of 2001. Amortization charges for the third quarter of 2002 were $443,000 compared to $188,000 for the third quarter of 2001. The higher amortization charges result from the inclusion of amortization for the Vueltas del Rio royalty. In addition, the Company has written down the value of the Vueltas del Rio royalty by $533,000 to its estimated recoverable amount. This write-down is a result of Geomaque's reduced estimate of proven and probable mineral reserves for the deposit.

Cash Flow

        Cash provided by operations was $0.9 million ($0.02 per share) for the third quarter of 2002 compared to $0.7 million ($0.02 per share) for the third quarter of 2001. Cash from investing activities totaled $0.8 million ($0.02 per share) for the third quarter 2002 primarily as a result of cash distributions from the Company's interest in Abosso Goldfields.

Liquidity and Capital Resources

        At the end of the quarter, the Company's cash balances stood at $45.7 million. The Company is debt-free, has no capital commitments, and as a result, enjoys a strong balance sheet.

Risks and Uncertainties

Commodity Price Risks

        The price of gold, although currently improving, has gone through a period of depressed prices from 1998 to 2001 and could revert to these lower price levels in future. The Company does not use any derivative products to mitigate its exposure to changes in the price of gold.

Foreign Currency Exchange Risk

        The value of the Canadian dollar depreciated by 5% during the quarter. As 100% of the Company's royalty revenue and income from GFGL and Abosso was based on the US dollar, this depreciation had a positive impact on earnings. In addition, the Company now has approximately US$16 million of monetary assets that are marked-to-market at the end of each reporting period. This process results in higher levels of unrealized foreign exchange gains and losses being reported than previously. The Company does not currently use any derivative products to manage its exposure to changes in US$ exchange rates.

EARNINGS SENSITIVITY

Category	Change	Annual Impact on After-Tax Income
		(in millions)
Gold Price	US$10 per ounce	$1.5
US$/C$ Exchange Rate	0.6667 to 0.6567	$0.4

Outlook

        Over successive quarters, the Company expects its stream of royalty revenues to grow significantly. For the fourth quarter of 2002, royalties from Queenstake's Magistral project in Mexico should commence as first production from this operation was achieved in October. For 2003, Aber Diamond Corporation has announced that initial diamond deliveries from the Diavik project are expected in February and sales from these deliveries will attract a 1% royalty payable to the Company. In addition, 2003 should see the start of production at Orvana's Don Mario gold operation in Bolivia.

        The GFGL and Abosso operations in Ghana are performing well and should continue to provide good financial results. All production from Tarkwa and Damang are free of price hedges. The operations at Tarkwa are currently assessing the cost/benefit of switching from the use of a contractor for mining to the use of company-owned and operated mining equipment along with the viability of constructing a conventional mill to augment the mineral reserves. Both options are expected to have positive financial implications for the Company.

        The Company's treasury is expected to grow as distributions from the Company's interests in Ghana continue. The healthy treasury allows the Company to become more aggressive in its search for new investment opportunities.

Subsequent Events

        On October 28, 2002 the respective Boards of Directors of Repadre Capital Corporation and IAMGOLD Corporation announced that they had unanimously approved a proposed business combination of the two companies. The consolidation of the two companies will be achieved by a plan of arrangement whereby Repadre shareholders will receive 1.6 IAMGOLD shares for each Repadre share, with IAMGOLD as the continuing company. A Special Meeting of Repadre shareholders will be convened to review the proposed plan and, if appropriate, approve the Plan of Arrangement. The meeting is expected to occur during January 2003.

        Some of the disclosures included in this interim report for the third quarter of 2002 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

as at September 30, 2002 (Unaudited) and December 31, 2001	2002	2001
ASSETS
Current assets
Cash and short-term investments	$45,713	$1,497
Gold and silver bullion	661	263
Loans receivable	—	80
Accounts receivable	932	591
Income taxes recoverable	963	970
Prepaid expenses	92	77

	48,361	3,478

Marketable securities (note 2)	3,713	4,204
Working interests (note 3)	76,279	59,647
Net royalty interests (note 4)	20,488	22,251
Loans receivable	4,289	4,302
Deferred costs	—	164
Capital assets	110	89

	$153,240	$94,135

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$197	$490
Convertible debenture (note 5)	—	1,687

	197	2,177
Future income taxes	171	728
Shareholders' equity (note 6)
Capital stock	147,628	95,382
Other paid-in capital	597	585
Warrants	—	772
Retained earnings (deficit)	4,647	(5,509)

	152,872	91,230

	$153,240	$94,135

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
for the nine months ended September 30, 2002 and 2001 (Unaudited)
	2002	2001	2002	2001
		Restated		Restated
Income
Royalty revenue	$892	$679	$2,023	$1,839
Income from working interests	3,505	2,059	10,287	5,263
Investment income	1,455	317	1,597	527

	5,852	3,055	13,907	7,629

Expenses
General and administrative	593	558	2,182	1,930
Amortization of royalty interests	439	155	827	505
Amortization of deferred financing costs	—	28	—	85
Amortization of capital assets	4	5	13	15
Royalty development costs	—	(24)	—	—
Write-offs	533	1,112	533	1,112

	1,569	1,834	3,555	3,647

Income before income taxes	4,283	1,221	10,352	3,982
Income taxes (recovery)	137	(383)	196	(427)

Net income for the period	$4,146	$1,604	$10,156	$4,409

Number of common shares
Average outstanding during period	39,204,000	28,930,000	35,772,000	28,929,000
Outstanding at end of period	39,287,000	28,931,000	39,287,000	28,931,000
Net income per common share
Basic	$0.11	$0.06	$0.28	$0.15
Diluted	$0.10	$0.05	$0.27	$0.15

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

	Three months ended September 30		Nine months ended September 30
for the nine months ended September 30, 2002 and 2001 (Unaudited)
	2002	2001	2002	2001
		Restated		Restated
Retained earnings (deficit), beginning of period	$501	$(8,880)	$(5,509)	$(11,685)
Net income for the period	4,146	1,604	10,156	4,409

Retained earnings (deficit), end of period	$4,647	$(7,276)	$4,647	$(7,276)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
for the nine months ended September 30, 2002 and 2001 (Unaudited)
	2002	2001	2002	2001
		Restated		Restated
Cash provided by (used for):
Operations
Net income for the period	$4,146	$1,604	$10,156	$4,409
Adjustments for
Amortization and write-offs	976	1,301	1,373	1,718
Unrealized gain on foreign exchange	(741)	(150)	(55)	(173)
Gain on sale of royalty interest	—	—	(644)	—
Gain on sale of marketable securities	(17)	1	(242)	(77)
Loss on sale of capital and other assets	—	—	3	—
Income from working interests	(3,361)	(2,058)	(3,770)	(5,262)
Future income taxes	64	(414)	104	(542)

	1,067	284	6,925	73
Decrease (increase) in non-cash working capital
Gold and silver bullion	23	208	(398)	(203)
Accounts receivable	(119)	65	(216)	73
Prepaid expenses	(45)	(48)	(15)	(14)
Income taxes recoverable	5	1	7	—
Accounts payable	(69)	167	(293)	(2)

	862	677	6,010	(73)

Investing
Investment in working interests	994	—	970	—
Proceeds on sale of royalty interest	111	—	1,443	—
Purchase of royalty interest	—	—	(521)	—
Proceeds on sale of marketable securities	92	33	1,246	473
Purchase of marketable securities	(378)	—	(513)	—
Loans disbursed	—	—	80	(79)
Increase in capital assets	(38)	(3)	(37)	(11)

	781	30	2,668	383

Financing
Issuance of capital stock	314	3	37,225	9
Decrease in long-term debt	—	—	—	(232)
Decrease in convertible debenture	—	—	(1,687)	—

	314	3	35,538	(223)

Increase (decrease) in cash and short term investments	1,957	710	44,216	87
Cash and short term investments, beginning of period	43,756	2,255	1,497	2,878

Cash and short term investments, end of period	$45,713	$2,965	$45,713	$2,965

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the nine months ended September 30, 2002 and 2001 (Unaudited)

1.    GENERAL

        The notes to the consolidated financial statements as of December 31, 2001 as set forth in the Annual Report of Repadre Capital Corporation for the year 2001 substantially apply to these interim consolidated financial statements and are not repeated here. The accompanying financial statements should be read in conjunction with the above consolidated financial statements and notes.

        In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company's financial position as of September 30, 2002 and the results of its operations for the three-month and nine-month periods ended September 30, 2002 and 2001 and cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001. The results of operations for these periods are not necessarily indicative of the results to be expected for the full year.

2.    MARKETABLE SECURITIES

        At September 30, 2002, marketable securities are comprised of:

(in thousands)	Number of Shares Held	Book Value	Market Value
Addwest Minerals International, Ltd.	3,140	$—	$—
Black Hawk Mining Inc.	18,880	2,730	2,266
Campbell Resources Inc.	620	496	322
Cross Lake Minerals Ltd.	1,000	100	90
Geomaque Explorations Ltd.	4,785	335	239
Orezone Resources Inc.	200	16	66
Queenstake Resources Ltd.	420	36	105

		3,713	3,088

As at December 31, 2001		$4,204	$2,750

3.    INTEREST IN ABOSSO GOLDFIELDS LIMITED

        On January 23, 2002, the Company completed the purchase of a working interest in Abosso Goldfields Limited ("Abosso"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The purchase included 11,340,000 common shares of Abosso (18.9% of total shares outstanding) plus the assignment to Repadre of US$8,247,000 of loans owing by Abosso (21% of shareholder loans outstanding). The purchase consideration for the interest in Abosso was the issuance of 4,000,000 common shares of the Company, which at the time the agreement was announced had a value of $13,600,000.

4.    NET ROYALTY INTERESTS

(a)
Dolores Property

        On February 27, 2002, the Company exercised its option to purchase a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd. The purchase consideration was US$325,000.

(b)
Manantial Espejo Property

        The Company held an effective 1.2% NSR royalty on the Manantial Espejo property in Argentina. Under the terms of a 1998 agreement, a payment of $1,250,000 became due in 2002 from a subsidiary of Black Hawk Mining Inc., the owner of the property at the time, as a decision to proceed with commercial production from the property was not made by Dec. 31, 2001. In March 2002, the royalty was sold for US$200,000 to a third party, concurrent with the sale by Black Hawk of its interests in the property. The payment from Black Hawk has been recorded as proceeds from the sale of the royalty.

(c)
Vueltas del Rio Property

        The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Geomaque Explorations Ltd. The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%. Production at the Vueltas del Rio mine commenced during the second quarter of 2001. In 2002, Geomaque revised downwards their estimate of the proven and probable mineral reserves of the deposit. As a result, the Company has reduced the carrying value of the Vueltas del Rio royalty to its estimated net recoverable amount.

5.    DEBT

        The Company's convertible debenture was fully discharged in June 2002 upon the repayment of the remaining outstanding amount of $1,687,000.

6.    CAPITAL STOCK

Period Ended	September 30, 2002		December 31, 2001
	Number	Amount	Number	Amount
Common Shares
Balance Outstanding, beginning of year	28,932	$95,382	28,928	$95,371
Issued pursuant to acquisition (a)	4,000	13,600	—	—
Public offering (b)	3,450	27,291	—	—
Issued on exercise of warrants (c)	2,179	9,475	—	—
Issued pursuant to
Employee Purchase Plan (d)	1	10	4	11
Issued on exercise of options (e)	725	1,870	—	—

Balance, end of period	39,287	$147,628	28,932	$95,382

Common Share Purchase Warrants (c)
Balance, beginning of year	2,213	$772	2,213	$772
Exercised	(2,179)	(760)	—	—
Expired	(34)	(12)	—	—

Balance, end of period	—	$—	2,213	$772

Period Ended	September 30, 2002		December 31, 2001
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Common Share Options (e)
Balance, beginning of year	2,500	$3.71	2,500	$3.71
Issued	—	—	—	—
Cancelled	(5)	2.00	—	—
Exercised	(725)	2.58	—	—

Balance, end of period	1,770	$4.18	2,500	$3.71

Exercisable, end of period	1,570	$4.45	2,110	$4.02

(a)
In January 2002, the Company acquired an interest in Abosso Goldfields Limited for shares (Note 3).

(b)
In June 2002, the Company completed an offering of 3,450,000 shares of the Company through a syndicate of underwriters at a price of $8.20 per common share.

(c)
On April 21, 1999, the Company and Golden Knight Resources Inc., a public company listed on the Toronto Stock Exchange, completed a business combination whereby shareholders of Golden Knight were offered either i) 0.125 common shares of the Company plus $0.33 cash per common share of Golden Knight, or ii) 0.20 common shares of the Company plus $0.10 cash plus 0.20 of a common share purchase warrant per common share of Golden Knight, each full warrant entitling the holder to subscribe for one additional common share of the Company at a price of $4.00 per share. The warrants expired on April 22, 2002 and the value attributed to the expired warrants was transferred to Other Paid-in Capital.

(d)
In May 1996, the Company received shareholder approval to implement an employee share purchase plan to a maximum of 600,000 shares. The plan provides for eligible employees of the Company to contribute up to 10% of their annual basic salary to the share purchase plan. The Company matches each participant's contribution and issues shares equal to the aggregate amount contributed.

(e)
The Company has a Share Option Plan for directors, officers and employees for the purpose of acquiring common shares of the Company. The total number of options that can be issued pursuant to the Plan is 3,056,578 common shares. As of September 30, 2002, 556,578 common shares were available for granting of options in addition to those outstanding at period-end.

  Each option granted is for a maximum term of ten years and is exercisable as to 33.3% each year commencing one year after the date of the grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of the grant.

        Total options outstanding and exercisable at September 30, 2002 were as follows:

		Options Outstanding		Options Exercisable
Option price per share	Number	Weighted Average Remaining Life	Weighted Average Exercise Price per share	Number	Weighted Average Exercise Price per share
$1.70 - 3.00	620	7.3 years	$2.02	420	$2.01
3.01 - 4.50	580	3.0 years	4.14	580	4.14
4.51 - 6.75	360	4.5 years	5.98	360	5.98
$6.76 - 7.75	210	4.6 years	$7.55	210	$7.55

7.    EARNINGS PER SHARE

        In 2000, CICA No. 3500 "Earnings Per Share" was adopted. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Nine months ended September 30	2002	2001
Basic Earnings per share computation (000's)
Numerator:
Net income	$10,156	$4,408
Denominator:
Average common shares outstanding	35,772	$28,929
Basic earnings per share	$0.28	$0.15
Diluted Earnings per share computation (000's)
Numerator:
Net income	$10,156	$4,408
Denominator:
Average common shares outstanding	35,772	28,929
Average employee stock options	980	277
Average warrants	342	—

Total average common shares outstanding	37,094	29,206
Diluted earnings per share	$0.27	$0.15

        Stock options and warrants excluded from the computation of diluted earnings per share because option and warrant prices exceeded fair market value were as follows:

(000's)	2002	2001
Outstanding options	210	1,510
Outstanding warrants	—	2,213

REPADRE CAPITAL CORPORATION
130 Adelaide Street West, Suite 2520
Toronto, Ontario, Canada M5H 3P5
Telephone: (416) 365-8090
Facsimile: (416) 365-8065
Email: info@repadre.com
Website: www.repadre.com

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MESSAGE TO SHAREHOLDERS
MANAGEMENT'S DISCUSSION AND ANALYSIS